

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): June 26, 2012

THE DIXIE GROUP

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 26, 2012, The Dixie Group, Inc. (the "Company") amended and modified an outstanding financing arrangement with General Electric Credit Corporation ("GE") originally entered into effective August 21, 2009, by extending the term of the arrangement to 60 months, beginning July 1, 2012, and restating the capitalized cost financed pursuant to the arrangement to the then current balance due of $2,825,697.64. Simultaneously with the amendment and modification, GE released $809,026 of funds formerly deposited as security by the company with GE, and returned a letter of credit in the principal amount of $768,722.

The original financing arrangement was reported by the Company on a current Form 8-K filed August 25, 2009.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits

(10.1)   Modification Agreement, dated June 26, 2012.

(10.2)   Agreement to Reduce Security Deposit Amount and Amendment to Security Deposit Pledge Agreement, dated June 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner

Jon A. Faulkner

Chief Financial Officer

EXHIBIT 10.1

MODIFICATION AGREEMENT
(FMV with EBO)
Account No. 5884164-001

This modification agreement (this "Agreement") is entered into on June 26, 2012 and made effective as of June 1, 2012   ("Amendment Effective Date"), between Masland Carpets, LLC (each a "Lessee" and if more than one, jointly and severally as "Lessee") and General Electric Credit Corporation of Tennessee (as assignee of General Electric Credit Corporation) (together with its successors and assignees, the "Lessor") and each guarantor of Lessee's obligations under each Lease as defined herein who is required by Lessor to countersign hereunder, if any (individually and collectively called the "Guarantor"). All of the terms and conditions set forth in this Agreement are subject to Lessee's execution and delivery of this Agreement on or prior to **June 1, 2012** and if Lessee does not execute and deliver this Agreement to Lessor on or prior to such date, Lessor shall have no obligation to proceed with the transactions contemplated under this Agreement.

WHEREAS, Lessee executed each of the lease agreement(s) or schedule(s) to and incorporating the terms of a master lease agreement currently invoiced and represented under account(s) number(s) Account No. 5884164-001 (each, with all amendments, modifications, and riders thereto, is herein referred to as a "Lease") wherein Lessor leased to Lessee the property described therein. Each Lease and any guaranties and other documents executed in connection therewith are herein collectively called the "Lease Documents." The Lease Documents, if not originally entered into with Lessor named above, have been assigned to and are now owned by Lessor named above; and

WHEREAS, Lessee requests that Lessor renew or restate the term of each Lease with respect to the equipment and other property described in Exhibit A attached hereto and made a part hereof, which Lessor is willing to do, but only on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the parties' agreement hereto and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree to renew or restate the term of each Lease with respect to the equipment and other property described in Exhibit A attached hereto and made a part hereof (collectively, the "Equipment"), as follows:

1. **Lease Renewal Term.** Commencing as of the Amendment Effective Date, the term of the Lease shall continue for a renewal term indicated below (the "Renewal Term"). Periodic payments under each Lease during Renewal Term will be in the amount indicated below plus any applicable taxes ("Lease Payments"), payable in arrears on the 1st day of each month with the first Lease Payment being due on July 1, 2012. Such Lease Payments are for the leasing of the Equipment during the Renewal Term only and any service, maintenance and/or other supplies, consumables and/or products previously provided by any manufacturer, supplier, vendor and/or service providers to the Lessee in conjunction with the leasing of Equipment will no longer be applicable and are not included in the Lease or Lease Payments during the Renewal Term.

Renewal Term:	Renewal Payment Amount (Lease Payments)
60 months	60 @ $44,008.36 per month (1.5574334%)

2. **Purchase Option Amount Upon Expiration of Renewal Term.** Upon expiration of the Renewal Term, the purchase price for the end of term purchase option to be paid to Lessor for the Equipment under each Lease will be **Fair Market Value**, plus an amount equal to the Lease Payments and all other amounts then unpaid under the terms of such Lease, plus applicable taxes, if any, on the above sum, all payable in cash or immediately available funds ("Purchase Option Amount"), and payable by Lessee to Lessor on the expiration date of the Renewal Term of such Lease.

3. **Additional Provisions during the Renewal Term.**

   (a) Upon expiration of the Renewal Term of each Lease, Lessor hereby grants to Lessee the option to purchase for immediately available funds all, but not less than all, of the Equipment, under such Lease at the Purchase Option Amount set forth above provided that Lessee is not then in default under the terms of such Lease and Lessee gives Lessor at least 30, but not more than 90, days prior written notice of its intent to purchase the Equipment. Upon full payment of such Purchase Option Amount by Lessee, Lessor will (upon Lessee's written request and at Lessee's expense) execute a bill of sale conveying title to the Equipment to Lessee on an "AS IS, WHERE IS" BASIS WITHOUT RECOURSE TO OR REPRESENTATIONS OR WARRANTIES OF ANY KIND FROM LESSOR, EXPRESS OR IMPLIED, AND SUBJECT TO ALL OF LESSOR'S DISCLAIMERS SET FORTH IN SUCH LEASE. All previous purchase options that were originally granted in conjunction with any Lease will no longer be applicable and shall be deleted in their entirety.

   (b) During the Renewal Term, the Stipulated Loss Value and/or Termination Value for any Equipment shall be equal to its capitalized lessor's cost or total cost (as such amount is specified in the Lease of such Equipment) multiplied by the appropriate percentage set forth in Exhibit A hereto.

   (c) Early Purchase Option:

   (i) Provided that the Lease has not been earlier terminated and provided further that Lessee is not in default under the

Lease, Lessee may, UPON AT LEAST 30 DAYS BUT NO MORE THAN 270 DAYS PRIOR WRITTEN NOTICE TO LESSOR OF LESSEE'S IRREVOCABLE ELECTION TO EXERCISE SUCH OPTION, purchase on an AS IS BASIS all (but not less than all) of the Equipment listed and described in this Schedule on the rent payment date (the "Early Purchase Date") which is June 1, 2015 for a price equal to $1,539,496.59 (54.482%) (the "FMV Early Option Price"), plus all applicable sales taxes or purchase on an AS IS BASIS all (but not less than all) of the Equipment listed and described in this Schedule on the rent payment date (the "Early Purchase Date") which is June 1, 2016 for a price equal to $1,045,508.13 (37.00%) (the "FMV Early Option Price"), plus all applicable sales taxes. Lessor and Lessee agree that the FMV Early Option Price is a reasonable prediction of the Fair Market Value (as such term is defined in the END OF LEASE PURCHASE OPTION Section subsection (b) of the Lease hereof) of the Equipment at the time the option is exercisable. Lessor and Lessee agree that if Lessee makes any non-severable improvement to the Equipment which increases the value of the Equipment and is not required or permitted by the MAINTENANCE Section or the RETURN OF EQUIPMENT Section of the Lease prior to lease expiration, then at the time of such option being exercised, Lessor and Lessee shall adjust the purchase price to reflect any addition to the price anticipated to result from such improvement. (The purchase option granted by this subsection shall be referred to herein as the "Early Purchase Option".)

(ii) If Lessee exercises its Early Purchase Option with respect to the Equipment leased hereunder, then on the Early Purchase Option Date, Lessee shall pay to Lessor any Rent and other sums due and unpaid on the Early Purchase Option Date and Lessee shall pay the FMV Early Option Price, plus all applicable sales taxes, to Lessor in cash.

4.   **Third Party Consents Required.** Each Guarantor (if any) will execute and deliver to Lessor this Agreement or such other consent and acknowledgement of the continuance of their obligations and liabilities under the Lease Documents as Lessor may require.

5.   **Representations, Warranties and Covenants of Lessee.** In order to induce Lessor to enter into this Agreement, Lessee hereby represents and warrants to Lessor that as of the Amendment Effective Date (a) the execution and delivery of this Agreement has been duly authorized, and all conditions and requirements have been satisfied and performed that are necessary to make this Agreement a valid and binding agreement, and to effect the renewal and amendment of each Lease as provided herein; (b) no default exists under any Lease Documents, (c) all of the representations and warranties of the Lessee in the Lease Documents to which it is a party are true and correct on the Amendment Effective Date as if the same were made on the date hereof and Lessee is in compliance with all of its affirmative and negative covenants provided in the Lease Documents to which it is a party, and (d) all of the warranties, representations, covenants and agreements of Lessee, and all the rights, immunities, powers and remedies of Lessor, that are set forth in the Lease Documents are incorporated herein and shall apply with the same force and effect as though set forth at length in this Agreement.

6.   **Additional Covenants and Acknowledgments of Lessee.** In order to induce Lessor to enter into this Agreement, Lessee hereby covenants to Lessor that Lessee shall comply with all laws, rules and regulations applicable to Lessee, including without limitation, the USA PATRIOT ACT and all laws, rules and regulations relating to import or export controls, anti-money laundering and terrorist financing. Credit to Lessee's account for any Lease may be delayed if payment is (i) not received at the Lessor's payment address indicated in Lessor's invoice or other instructions from Lessor from time to time or (ii) not accompanied by Lessor's invoice number or (iii) not in immediately and legally available funds. Preferred forms of payment include direct debit, wires, company checks and certified checks of immediately and legally available funds. Payment in any other form may delay processing or be returned to Lessee. Delayed credit may cause Lessee to incur a late payment fee and/or trigger the occurrence of an event of default under the applicable Lease. All credit for payments of Lessee's account for this Lease is subject to final payment by the institution on which the item of payment was drawn.

7.   **Maximum Lawful Rate.** The parties to the Lease intend to comply with any applicable law(s) governing the regulation of interest (if and to the extent that any Lease is determined to be subject to such laws). Accordingly, notwithstanding anything to the contrary in any Lease, in no event shall such Lease require the payment or permit the collection of interest or any amount in the nature of interest or fees in excess of the maximum amount permitted by applicable law. If for any reason the amount of any interest contracted for, charged or received under any Lease shall exceed the maximum amount of interest permitted by applicable law, then (i) any such excess which may have been collected shall, at Lessor's option, be either applied to amounts that are lawfully due and owing under such Lease or refunded to Lessee, and (ii) the effective rate of interest shall be automatically reduced to the maximum lawful contract rate allowed under applicable law as now or hereafter construed by a court of competent jurisdiction.

8.   **Effectiveness of Amendment**. This Agreement is not binding nor effective with respect to any Lease or Equipment until executed on behalf of the parties hereto by their respective authorized representatives, and if required by Lessor, certificate of authority and incumbency of each Lessee and Guarantor (if any), evidence that the Equipment is insured pursuant to the provisions of the applicable Lease, and evidence that Lessor's interest with respect to each Lease and Equipment is properly perfected, each in form and substance satisfactory to Lessor. All references in a Lease or this Agreement to such Lease shall be deemed to mean and refer to such Lease, as amended by this Agreement, and as the same may be further amended, amended and restated, extended, renewed or otherwise modified from time to time. Except as expressly modified herein, all terms and provisions of each Lease shall remain in full force and effect.

9.   **Further Assurances.** If and to the extent that any Lease is deemed a security agreement during the Renewal Term, Lessee hereby grants to Lessor a first priority security interest in the Equipment, together with all additions, attachments, accessories and accessions thereto whether or not furnished by supplier of the Equipment and any and all substitutions, upgrades, replacements or exchanges therefor, and any and all insurance and/or other proceeds of the property in and against which a security interest is granted hereunder. Lessee will promptly, upon Lessor's reasonable request and at Lessee's sole cost and expense, take such further action, and execute, or otherwise authenticate, any document, record or instrument necessary or expedient for filing, recording or perfecting the interest of Lessor or to carry out the intent of this Agreement and any Lease.

10.   **Counterparts**. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, all of which taken together shall constitute one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Delivery of an executed signature page of this Agreement or any delivery contemplated hereby by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart thereof.

11.   **Miscellaneous.** This Agreement may not be amended, altered, modified or otherwise changed except in writing executed by the parties hereto expressly stating that it is an amendment to this Agreement. This Agreement sets forth the entire agreement between the parties hereto, and supersedes any and, all prior agreements or understandings between the parties hereto relating to the subject matter hereof. This Agreement shall not be construed more strictly against either party by virtue of the preparation hereof.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute and deliver this Agreement as of the date first above written.

Lessor:

General Electric Credit Corporation of Tennessee
(as assignee of General Electric Credit Corporation)

By: _/s/ Ingrid Duffelmeyer_

Title: Authorized Signatory

Lessee:

Masland Carpets, LLC

By: _/s/ Jon A. Faulkner_

Title: President

ACKNOWLEDGMENT BY GUARANTOR

By its countersigning hereof, each undersigned Guarantor hereby reaffirms the Guaranty it executed in favor of Lessor with respect to, inter alia, the obligations of Lessee under each Lease, and confirms to Lessor that its/his/her Guaranty continues to apply to each Lease, as amended by the foregoing Agreement, and as the same may be further amended, amended and restated, extended, renewed or otherwise modified from time to time, to the same extent as it did prior to the foregoing Agreement.

Guarantor: The Dixie Group, Inc.

By: _/s/ Jon A. Faulkner_

Title: VP/CFO
              (if not individual guarantor)

EXHIBIT A
TO
MODIFICATION AGREEMENT
(FMV with EBO)
Account No. 5884164-001

<u>DESCRIPTION OF EQUIPMENT AND CAPITALIZED LESSOR'S COST</u>

<u>Equipment Description</u>   <u>Serial No. or VIN</u>   <u>Capitalized Lessor's Cost</u>

As listed and more particularly described in the Lease.

$ 2,825,697.64

Total:

STIPULATED LOSS VALUE AND/OR TERMINATION VALUE TABLE

Rent Payment	Termination Value %	Stipulated Loss Value %	Rent Payment	Termination Value %	Stipulated Loss Value %
1	102.28	106.23	31	64.43	67.68
2	101.13	105.06	32	63.06	66.28
3	99.97	103.87	33	61.68	64.88
4	98.80	102.68	34	60.29	63.46
5	97.62	101.48	35	58.89	62.04
6	96.44	100.27	36	57.48	60.61
7	95.24	99.06	37	56.07	59.17
8	94.04	97.83	38	54.65	57.73
9	92.83	96.60	39	53.22	56.28
10	91.62	95.36	40	51.78	54.82
11	90.39	94.11	41	50.34	53.35
12	89.16	92.86	42	48.89	51.87
13	87.93	91.60	43	47.43	50.39
14	86.68	90.33	44	45.96	48.90
15	85.43	89.05	45	44.48	47.40
16	84.17	87.77	46	43.00	45.89
17	82.91	86.48	47	41.51	44.38
18	81.64	85.19	48	40.00	42.85
19	80.36	83.89	49	38.51	41.33
20	79.07	82.57	50	37.00	39.80
21	77.78	81.26	51	35.47	38.24
22	76.47	79.93	52	33.95	36.70
23	75.17	78.60	53	32.42	35.15
24	73.85	77.26	54	30.81	33.52
25	72.53	75.92	55	29.21	31.90
26	71.20	74.56	56	27.65	30.31
27	69.86	73.20	57	26.10	28.74
28	68.51	71.83	58	24.54	27.16
29	67.16	70.46	59	22.98	25.57
30	65.80	69.07	60	21.41	24.02

* The Stipulated Loss Value or Termination Value for any unit of Equipment shall be the Capitalized Lessor's Cost ($2,825,697.64) of such unit multiplied by the appropriate percentage derived from the above table. In the event that the Lease is for any reason extended, then the last percentage figure shown above shall control throughout any such extended term.

Lessor Initialed: __/s/ ID____   Lessee Initialed: __/s/   JAF__

EXHIBIT 10.2



GE
Capital

c/o Corporate Finance -
East Region
10 Riverview Drive
Danbury, CT 06810
T (203) 749-6000

AGREEMENT TO REDUCE SECURITY DEPOSIT AMOUNT
AND
AMENDMENT TO SECURITY DEPOSIT PLEDGE AGREEMENT
dated as of <u>June 26, 2012</u>

In consideration of good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, General Electric Credit Corporation of Tennessee (as assignee of General Electric Credit Corporation) (as assignee of original Lessor party to each Lease identified herein) (together with its successors and assigns, if any, "Lessor") as party to that certain Security Deposit Pledge Agreement dated as of August 21, 2009 (as amended from time to time, the "Security Deposit Pledge Agreement") between Lessor and Masland Carpets, LLC ("Lessee"), hereby agrees to reduce the amount of the Collateral required under the Security Deposit Pledge Agreement to Five Hundred Sixty Five Thousand One Hundred Thirty Nine and 53/100 Dollars ($565,139.53) and return an amount equal to Eight Hundred Nine Thousand Twenty Six and 52/100 Dollars ($809,026.52) to the Lessee.

Lessor and Lessee hereby agree that this agreement shall constitute an amendment to the Security Deposit Pledge Agreement for all purposes and intent of the Security Deposit Pledge Agreement and the Lease. All references in the Security Deposit Pledge Agreement and the Lease to the Security Deposit Pledge Agreement shall be deemed to mean and refer to the Security Deposit Pledge Agreement as amended by this Agreement, and as the same may be further amended, amended and restated, extended, renewed or otherwise modified from time to time. Except as expressly modified herein, all terms and provisions of the Security Deposit Pledge Agreement shall remain in full force and effect.

All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Security Deposit Pledge Agreement.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute and deliver this Agreement as of the date first above written.

General Electric Credit Corporation   Masland Carpets, LLC
of Tennessee (as assignee of General
Electric Credit Corporation)

By: /s/ Douglas Sylvia   By: /s/ Jon A. Faulkner

Title: <u>Sr. Risk Analyst</u>   Title: <u>President</u>